Exhibit 99.1

ENTRÉE GOLD FILES AMENDED TECHNICAL REPORT AND
PROVIDES UPDATE ON ANN MASON

Vancouver, B.C., October 15, 2014 – Entrée Gold Inc. (TSX:ETG; NYSE MKT:EGI; Frankfurt:EKA - "Entrée" or the "Company") has filed an amended technical report on its Ann Mason Project titled “Amended and Restated Preliminary Economic Assessment on the Ann Mason Project, Nevada, U.S.A.” with an effective date of October 24, 2012, amended October 15, 2014 (“Amended AMTR12”).  The amended technical report was prepared for the Company by AGP Mining Consultants Inc. in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).  A copy of Amended AMTR12 is available under the Company’s profile on SEDAR at www.sedar.com and on the Company’s website at www.entreegold.com.

The economic analysis in Amended AMTR12 now includes comparative post-tax numbers, and deficiencies noted by the British Columbia Securities Commission have been addressed.  Mineral resources, Preliminary Economic Assessment (“PEA”) input parameters, and pre-tax economics for the Ann Mason deposit have not changed.

Key results from the PEA on the Company’s Ann Mason copper-molybdenum porphyry deposit in Nevada can be summarized as follows:

•
Base case, pre-tax net present value (using a 7.5% discount rate) ("NPV7.5") of $1.11 billion, internal rate of return ("IRR") of 14.8%, and payback of 6.4 years, based on long term metal prices of $3.00/lb copper, $13.50/lb molybdenum, $1,200/oz gold and $22/oz silver (the "Base Case").

•	Base Case, post-tax NPV7.5 of $690 million, IRR of 12.6%, and payback of 7.1 years.

•	Development (pre-production plus year 1) capital costs of approximately $1.28 billion, including contingency.

•	Average cash costs (net of by-product credits) of $1.46/lb copper (see "Non-US GAAP Performance Measurement" below).

•	Net annual undiscounted cash flow over the life of mine ("LOM") is approximately $227 million per year.

•	100,000 tonnes per day ("tpd") conventional open pit mine utilizing a conventional sulphide flotation mill with a 24 year mine life.

•	LOM production of 5.14 billion pounds of copper and 36.4 million pounds of molybdenum.

•	LOM strip ratio of 2.16:1 waste to mineralized material.

•	LOM average copper recovery of 93.5%.

•	Copper concentrate grading 30%.

Base Case economics do not take into account the 0.4% net smelter returns royalty granted to Sandstorm Gold Ltd. on February 14, 2013, subsequent to the completion of the PEA. The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Unless otherwise noted, a reference to “$” in this news release is to United States currency.

ANN MASON UPDATE

On July 16, 2014, the Company announced the commencement of an infill drill program designed to upgrade the mineral resources contained in the PEA Phase 5 pit from indicated and inferred to a combination of measured and indicated categories.   The program contemplates approximately 18,500 metres of pre-collar reverse circulation (RC) and diamond drilling in 40 holes, and is expected to be completed by the end of 2014.  To date, 30 RC pre-collar holes and 12 core holes have been completed and a total of 5,475 metres of RC pre-collar and 4,410 metres of core have been drilled.  Analytical results are pending.  The Company plans to issue an updated resource estimate in the first quarter of 2015.

QUALIFIED PERSON

Robert Cinits, P.Geo., Entrée’s Vice-President, Corporate Development, a Qualified Person as defined by National Instrument 43-101, has approved the technical information in this release.

NON-U.S. GAAP PERFORMANCE MEASUREMENT

"Cash Costs" is a non-U.S. GAAP Performance Measurement.  This performance measure is included because this statistic is widely accepted as the standard of reporting cash costs of production in North America.  This performance measure does not have a meaning within U.S. GAAP and, therefore, amounts presented may not be comparable to similar data presented by other mining companies.  This performance measure should not be considered in isolation as a substitute for measures of performance in accordance with U.S. GAAP.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. is a Canadian mineral exploration company balancing opportunity and risk with key assets in Mongolia and Nevada.  As a joint venture partner with a carried interest on a portion of the Oyu Tolgoi mining project in Mongolia, Entrée has a unique opportunity to participate in one of the world’s largest copper-gold projects managed by one of the premier mining companies - Rio Tinto.  Oyu Tolgoi, with its series of deposits containing copper, gold and molybdenum, has been under exploration and development since the late 1990s.

Additionally, Entrée has been advancing its Ann Mason Project in one of the world’s most favourable mining jurisdictions, Nevada.  The Ann Mason Project hosts the Ann Mason copper-molybdenum deposit as well as the Blue Hill copper deposit within the rejuvenated Yerington copper camp.

Sandstorm Gold, Rio Tinto and Turquoise Hill Resources are major shareholders of Entrée, holding approximately 12%, 11% and 9% of issued and outstanding shares, respectively.

FURTHER INFORMATION

Monica Hamm
Manager, Investor Relations Entrée Gold Inc.
Tel: 604-687-4777
Fax: 604-687-4770
Toll Free: 866-368-7330
E-mail: mhamm@entréegold.com

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws.

Forward-looking statements include, but are not limited to, statements with respect to completion of a pre-feasibility study on Ann Mason; the preparation and release of an updated resource estimate; the potential development of Ann Mason; the estimation of mineral reserves and resources; the realization of mineral reserve and resource estimates; anticipated future production, cash flows and mine life; the potential impact of future exploration results on Ann Mason mine design and economics; anticipated capital and operating costs; potential types of mining operations; potential metallurgical recoveries and grades; plans for future exploration and/or development programs and budgets; anticipated business activities; corporate strategies; uses of funds; and future financial performance.  In certain cases, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budgeted", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate" or "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" "will be taken", "occur" or "be achieved". While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information. Such factors and assumptions include, amongst others, that the size, grade and continuity of deposits and resource and reserve estimates have been interpreted correctly from exploration results; that the results of preliminary test work are indicative of what the results of future test work will be; that the prices of copper, gold, molybdenum and silver will remain relatively stable; the effects of general economic conditions, changing foreign exchange rates and actions by government authorities; the availability of funding on reasonable terms; the impact of changes in interpretation to or changes in enforcement of, laws, regulation and government practices, including laws, regulation and government practices with respect to mining, foreign investment, royalties and taxation; the terms and timing of obtaining necessary environmental and other government approvals, consents and permits; the availability and cost of necessary items such as power, water, and appropriate smelting and refining arrangements; uncertainties associated with legal proceedings and negotiations; and misjudgements in the course of preparing forward-looking statements. In addition, there are also known and unknown risk factors which may cause the actual results, performances or achievements of Entrée to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements and information. Such factors include, among others, risks related to international operations; risks associated with changes in the attitudes of the governments to foreign investment; discrepancies between actual and anticipated production, mineral reserves and resources and metallurgical recoveries; global financial conditions; changes in project parameters as plans continue to be refined; inability to upgrade inferred mineral resources to indicated or measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; future prices of copper, gold, silver and molybdenum; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining government approvals, permits or licences or financing or in the completion of development or construction activities; environmental risks; title disputes; limitations on insurance coverage; as well as those factors discussed in the section entitled "Risk" in the Company’s most recently filed Management’s Discussion and Analysis and in the Company’s Annual Information Form for the financial year ended December 31, 2013, dated March 27, 2014 filed with the Canadian Securities Administrators and available at www.sedar.com.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements and information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking statements and information, whether as a result of new information, future events, or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements and information.